February 23, 2026

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Coleman and Mr. Karl Hiller

Re:	U.S. Gold Corp.
Form 10-K for the Fiscal Year ended April 30, 2025
Filed July 29, 2025
File No. 001-08266

Dear Messrs. Coleman and Hiller:

Set forth below are the responses of U.S. Gold Corp. (the “Company”) to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated February 11, 2026 regarding the above-referenced Form 10-K for the fiscal year ended April 30, 2025 that was filed via EDGAR on July 29, 2025 (the “Form 10-K”). For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s response.

Form 10-K

Business and Properties, page 8

1.	Please disclose the commodity prices, cut-off grades, point of reference, and metallurgical recovery factors utilized in compiling your reserve estimates, along with the mineral reserve table on page 13, to comply with Item 1304(d)(1) of Regulation S-K.

The Company acknowledges the Staff’s comment and proposes to revise its future disclosure to include the commodity prices, cut-off grades, point of reference, and metallurgical recovery factors utilized in compiling is reserve estimates, along with the mineral reserve table to comply with Item 1304(d)(1) of Regulation S-K. The revised version of the original disclosures shown on pages 12 to 13 of the Form 10-K showing the additional information is set forth below. The Company proposes to include this level of detail in its disclosure in future filings, beginning with its Annual Report on Form 10-K for the fiscal year ending April 30, 2026.

The Mineral Reserve and Mineral Resource estimates included in the Technical Report Summary, effective as of January 6, 2025 and filed as an exhibit to this Form 10-K, were prepared by Antonio Loschiavo, P.Eng., and Mark Shutty, CPG, respectively.

CK Gold Project – Summary of Gold, Copper and Silver Mineral Resources at April 30, 2025 (Exclusive of Reserves)

	Mass	Gold (Au)		Copper (Cu)		Silver (Ag)		Au Equivalent (AuEq)
	Tons (000’s)	Oz (000’s)	oz/ st	lbs (millions)%		Oz (000’s)	oz/st	Oz (000’s)	oz/ st
Measured (M)	1,900	13	0.011	5	0.135	112	0.065	66	0.041
Indicated (I)	12,400	118	0.009	36	0.143	484	0.037	238	0.018
M + I	14,400	131	0.009	41	0.147	596	0.041	304	0.021

Inferred	34,900	334	0.010	112	0.161	1,073	0.031	653	0.019

(1) Mineral Resources are estimated using Ordinary Kriging, constrained by geological domains based on lithology and mineralization controls. The underlying datasets supporting the resource estimate have been reviewed, validated, and verified by Mark Shutty, CPG.

(2) Mineral Resources are reported in short tons within an optimized pit shell, using a breakeven gold equivalent (AuEq) cut-off grade of 0.39 g/t for Oxide and Mixed material and 0.34 g/t for Sulfide material. The overall average AuEq cut-off grade for all reported resources is 0.35 g/t. No dilution or mining recovery factors have been applied.

(3) The AuEq cut-off grade is calculated using realized metal prices of $1,860.10/oz Au, $3.92/lb Cu, and $22.52/oz Ag, with average metallurgical recoveries by oxidation type as follows:

Gold (Au): 55% (Oxide/Mixed), 64% (Sulfide)

Copper (Cu): 30% (Oxide), 78% (Mixed), 87% (Sulfide)

Silver (Ag): 61% (Oxide/Mixed), 70% (Sulfide)

(4) The optimized pit shell was generated using the Lerchs-Grossman method, incorporating all classified resources, realized metal prices, $2.50/ton mining costs, $7.00/ton processing costs $0.55/ton processed G&A, $1.65/ton processed tailings disposal, a 50° slope angle, and varying metallurgical recoveries as detailed in Table 11.12 in the Technical Report Summary incorporated by reference in this Form 10-K.

(5) No dilution or mining recovery factors have been applied to the resource estimate.

(6) There are no known legal, environmental, or permitting issues that impact the reported resources.

(7) Mineral Resources are reported within the Company’s permitted land tenure/exploration license boundaries.

(8) Mineral Resources are classified in accordance with S-K 1300 definitions and are reported exclusive of Mineral Reserves.

(9) Rounding may result in minor discrepancies in tonnage, grade, and contained metal totals.

(10) There is no guarantee that mineral resources will be converted to Mineral Reserves.

(11) The Mineral Resource estimates were prepared, reviewed, and validated by Mark Shutty, CPG, the independent Qualified Person (QP) for these estimates, in accordance with S-K 1300 definition standards adopted on December 26, 2018.

(12) The effective date of the Mineral Resource estimate is January 6, 2025.

CK Gold Project – Summary of Gold, Copper and Silver Mineral Reserves at April 30, 2025

	Mass	Gold (Au)		Copper (Cu)		Silver (Ag)		Au Equivalent (AuEq)
	Tons (000’s)	Oz (000’s)	oz/ st	lbs (millions)%		Oz (000’s)	oz/ st	Oz (000’s)	oz/ st
Proven (P1)	34,500	595	0.017	133	0.192	1,591	0.046	909	0.026
Probable (P2)	38,800	426	0.011	127	0.164	1,417	0.037	763	0.020
P1 + P2	73,200	1,022	0.014	260	0.177	3,008	0.041	1,672	0.023

1.	Mineral Reserves tabulated above a value per ton cut-off value of $0.01/st.
2.	Note: Only three significant figures are shown, and the sum may not be due to rounding. Metal pricing: $1755 $/oz Au, $3.77 $/lb Cu and $23 $/oz Ag
3.	No dilution or mining recovery factors have been applied to the resource estimate.
4.	There are no known legal, environmental, or permitting issues that impact the reported Mineral Reserves.
5.	Mineral Reserves are reported within the company’s permitted land tenure/exploration license boundaries.
6.	Rounding may result in minor discrepancies in tonnage, grade, and contained metal totals.
7.	Estimated operating costs and metallurgical recoveries are as follows:

Mineral Reserve Optimization Parameters
Item	Value
NSR Royalty	2.1%
Concentrate Smelting & Transport — Oxide	$0.29/lb Cu recovered
Concentrate Smelting & Transport — Mixed	$0.32/lb Cu recovered
Concentrate Smelting & Transport — Sulfide	$0.37/lb Cu recovered
Cu Refining Charge	$0.07/lb Cu
Au Refining Charge	$5/oz
Ag Refining Charge	$0.45/oz

Oxide—Cu Recovery (>0.1% & <0.4%)	30%
Oxide—Au Recovery (>0.3gpt & <1.3 gpt)	60%
Oxide—Ag Recovery (>0.5 gpt)	61%
Mixed—Cu Recovery (>0.1% & <0.4%)	78%
Mixed—Au Recovery (>0.27 gpt & <1.0 gpt)	60%
Mixed—Ag Recovery (>0.5 gpt)	61%
Sulfide—Cu Recovery (>0.15% & <0.4%)	87%
Sulfide—Au Recovery (>0.3 5gpt & <0.65 gpt)	67%
Sulfide—Ag Recovery (>0.5 gpt)	70%
Smelter Payable — %Cu	97%
Smelter Payable —Au oz/st	98%
Smelter Payable — Ag oz/st	95%
Concentrate Grade %Cu — Oxide	23%
Concentrate Grade %Cu — Mixed	21%
Concentrate Grade %Cu — Sulphide	18%

Mining Cost	$2.50/ton mined
Process Cost	$7.00/ton processed
Tailings Cost	$1.65/ton processed
Site-Wide General & Administrative Cost	$1.50/ton processed

Pit Slope	48 Degrees

CK Gold Project – Summary of Gold, Copper and Silver Mineral Resources at April 30, 2024 based on $1,625/oz gold, $3.25/lb copper and $18.00/oz silver

	Mass	Gold (Au)		Copper (Cu)		Silver (Ag)		Au Equivalent (AuEq)
	Tons (000’s)	Oz (000’s)	oz/ st	lbs (millions)%		Oz (000’s)	oz/st	Oz (000’s)	oz/ st
Measured (M)	1,000	6	0.019	2	0.196	100	0.05	2	0.024
Indicated (I)	10,500	94	0.01	30	0.15	450	0.03	138	0.016
M + I	11,500	100	0.014	32	0.16	550	0.039	140	0.018

Inferred	22,500	235	0.01	68.3	0.152	323	0.014	357	0.016

1.	Mineral resources Tabulated at a cutoff grade of (0.0107 – 0.0088) AuEq oz./st, 0.009 AuEq Oz/st average
2.	Note only 3 significant figures shown, may not sum due to rounding.
3.	Mineral Resources are reported exclusive of Mineral Reserves
4.	The AuEq cut-off grade is calculated using realized metal prices of $1,625/oz Au, $3.25/lb Cu, and $18/oz Ag, with average metallurgical recoveries by oxidation type as follows:
a.	Gold (Au): 58% Oxide, 63% Mixed and 70% Sulfide
b.	Copper (Cu): 10% Oxide, 47% Mixed, 82% Sulfide
c.	Silver (Ag): 27% Oxide, 28% Mixed), 30% Sulfide
5.	Cutoff grades were estimated using the following operating costs $7.50/ton processing costs, $1.50/ ton processed G&A, $1.00/ton processed tailings disposal, $1.75/ ton mined contractor mining, a 50°slope angle and metal recoveries in footnote 4 above.
6.	No dilution or mining recovery factors have been applied to the Mineral Resource estimate.
7.	There are no known legal, environmental, or permitting issues that impact the reported Mineral Resources.
8.	Mineral Resources are reported within the company’s permitted land tenure/exploration license boundaries.
9.	Mineral Resources are classified in accordance with S-K 1300 definitions and are reported exclusive of mineral reserves.
10.	There is no guarantee that Mineral Resources will be converted to Mineral Reserves.
11.	The effective date of the Mineral Resource estimate is November 15, 2021.

CK Gold Project – Summary of Gold, Copper and Silver Mineral Reserves at April 30, 2024 based on $1,625/oz gold, $3.25/lb copper and $18.00/oz silver

	Mass	Gold (Au)		Copper (Cu)		Silver (Ag)		Au Equivalent (AuEq)
	Tons (000’s)	Oz (000’s)	oz/ st	lbs (millions)%		Oz (000’s)	oz/ st	Oz (000’s)	oz/ st
Proven (P1)	29,600	574	0.019	118	0.198	1,440	0.049	757	0.026
Probable (P2)	40,700	440	0.011	130	0.16	1,220	0.03	679	0.017
P1 + P2	70,400	1,010	0.014	248	0.176	2,660	0.038	1,440	0.02

1.	Mineral Reserves Tabulated at a cut-off grade of (0.0107 – 0.0088) AuEq oz./st, 0.009 AuEq oz/st average.
2.	Note only 3 significant figures shown, may not sum due to rounding.
3.	No dilution or mining recovery factors have been applied to the Mineral Reserve estimate.
4.	There are no known legal, environmental, or permitting issues that impact the reported Mineral Reserves.
5.	Mineral Reserves are reported within the company’s permitted land tenure/exploration license boundaries.
6.	Rounding may result in minor discrepancies in tonnage, grade, and contained metal totals.
7.	The AuEq cut-off grade is calculated using realized metal prices of $1,625/oz Au, $3.25/lb Cu, and $18/oz Ag
8.	Estimated operating costs and metallurgical recoveries are as follows:

Item	Value
NSR Royalty	5%
Concentrate Smelting & Transport	$0.55/lb Cu recovered

Overall gold recovery	70%
Overall copper recovery	79%
Overall silver recovery	58%

Mining Cost	$1.75/ton mined
Process Cost	$7.50/ton processed
Tailings Cost	$1.00/ton processed
Sitewide G&A	1.50/ton processed

Pit Slope	48 Degrees

2.	Please expand your disclosures to include a comparison of your estimates of mineral resources and your estimates of mineral reserves as of the end of the two most recent fiscal years, to include the percentages of change and an explanation for each type of change specified in Item 1304(e)(3) and (4) of Regulation S-K.

Response #2

The Company acknowledges the Staff’s comment and proposes to expand its future disclosures to include a comparison of the Company’s estimates of mineral resources and estimates of mineral reserves as of the end of the two most recent fiscal years to include the percentages of change and an explanation for each type of change specified in Item 1304(e)(3) and (4) of Regulation S-K. The revised disclosure showing the additional information is set forth below. The Company proposes to include this additional level of detail in its disclosure in future filings, beginning with its Annual Report on Form 10-K for the fiscal year ending April 30, 2026.

Variances between the Mineral Resources reported at April 30, 2025 versus April 30, 2024:

The increases in the gold equivalent ounces of Measured and Indicated Resources of 117% and gold equivalent ounces of Inferred Resources of 83% from April 30, 2024 to April 30, 2025 were due to the changes noted in the footnotes to the respective Mineral Resources Tables for commodity prices, metallurgical recoveries and operating costs. Commodity price increases and metallurgical recovery changes had the largest impact on the overall increase in Mineral Resources at April 30, 2025, versus the same period 2024, offset minimally by an overall increase in operating costs. There were no changes in the Mineral Resources from April 30 2024 to April 30, 2025 due to mining depletion or production. Additionally, there were no changes due to acquisitions or disposals of any property. Please see the table below for a detailed illustration of the variances between April 30, 2025 and April 30, 2024.

Mineral Resources Variances
April 30, 2025	April 30, 2024
Metals Price assumptions:	Metals Price assumptions:
$1,860.10/oz Au, $3.92/lb Cu, and $22.52/oz Ag	$1,625/oz Au, $3.25/lb Cu, and $18/oz Ag

Metallurgical Recoveries:	Metallurgical Recoveries:
Gold (Au): 55% (Oxide/Mixed), 64% (Sulfide)	Gold (Au): 58% Oxide, 63% Mixed and 70% Sulfide
Copper (Cu): 30% (Oxide), 78% (Mixed), 87% (Sulfide)	Copper (Cu): 10% Oxide, 47% Mixed, 82% Sulfide
Silver (Ag): 61% (Oxide/Mixed), 70% (Sulfide)	Silver (Ag): 27% Oxide, 28% Mixed), 30% Sulfide

Operating Costs:	Operating Costs:
$7.00/ton processing costs	$7.50/ton processing costs
$2.50/ ton mined	$1.75/ ton mined
$0.55/ ton processed G&A	$1.50/ ton processed G&A
$1.65/ton processed tailings disposal	$1.00/ton processed tailings disposal

Royalty rate - 2.1%	Royalty rate - 5.0%

Variances between the Mineral Reserves reported at April 30, 2025 versus April 30, 2024:

The 16% increase in gold equivalent ounces of Mineral Reserves at April 30, 2025 compared to April 30, 2024 was due to the changes noted in the footnotes to the respective Mineral Reserves tables for commodity prices, metallurgical recoveries, operating costs and the NSR royalty rate. Commodity price increases and metallurgical recovery changes, and the decrease in the NSR royalty rate had the largest impact on the overall increase in Mineral Reserves at April 30, 2025, versus the same period 2024, offset minimally by an overall increase in operating costs. There were no changes in the Mineral Reserves from April 30 2024 to April 30, 2025 due to mining depletion or production. Additionally, there were no changes due to acquisitions or disposals of any property. Please see the table below for a detailed illustration of the variances between April 30, 2025 and April 30, 2024.

Mineral Reserves Variances
April 30, 2025	April 30, 2024
Metals Price assumptions:	Metals Price assumptions:
$1755 $/oz Au, $3.77 $/lb Cu and $23 $/oz Ag	$1,625/oz Au, $3.25/lb Cu, and $18/oz Ag

Metallurgical Recoveries:	Metallurgical Recoveries:
Gold (Au): 60% (Oxide/Mixed), 67% (Sulfide)	Overall Gold (Au): 70%
Copper (Cu): 30% (Oxide), 78% (Mixed), 87% (Sulfide)	Overall Copper (Cu): 70%
Silver (Ag): 61% (Oxide/Mixed), 70% (Sulfide)	Overall Silver (Ag): 58%

Operating Costs:	Operating Costs:
$7.00/ton processing costs	$7.50/ton processing costs
$2.50/ ton mined	$1.75/ ton mined
$1.50/ ton processed G&A	$1.50/ ton processed G&A
$1.65/ton processed tailings disposal	$1.00/ton processed tailings disposal

Royalty rate - 2.1%	Royalty rate - 5.0%

* * * * *

Should you have additional questions or comments, please contact the undersigned at (720) 217-8938.

Sincerely,

/s/ Eric Alexander
Eric Alexander
Chief Financial Officer
U.S. Gold Corp.

cc:	Thomas M. Rose, Troutman Pepper Locke, LLP